Exhibit (4)(A12)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Retirement Choice Annuity Contract or

TIAA Retirement Choice Plus Annuity Contract

[Effective Date: Upon receipt/Specific date/Attached at issue]

This endorsement is part of your contract with TIAA. It modifies a provision of your TIAA Retirement Choice Annuity Contract or TIAA Retirement Choice Plus Annuity Contract as follows.

The definition of Contractholder payments and the provision entitled Amount and effective date of contractholder payments from the Traditional Annuity are modified by adding the following:

TIAA may also offer the contractholder the option of receiving a contractholder payment of the entire Traditional Annuity accumulation in a single payment of the entire accumulation under the following circumstances:

The Traditional Annuity accumulation under the contract is less than [$250,000], and

1.	The contractholder is also requesting the full liquidation of all accumulations in this contract as well as all other funding vehicles associated with the employer plan and administered by TIAA or CREF on the same record-keeping system as this contract, or

2.	Such single payment is to be applied immediately to another TIAA fixed annuity product on the TIAA or CREF recordkeeping system, with plan discontinuance provisions for the contractholder that are not more favorable to the contractholder than any installment-based contractholder payment provision under this contract.

The amount paid will be reduced by any surrender charge in accordance with the applicable rate schedule or schedules. The request for such a contractholder payment is irrevocable once we receive the contractholder’s written request for such payment. As of the date such request is accepted by TIAA, no transfers initiated by the contractholder will be accepted into the Traditional Annuity whether from the Investment Accounts under this contract, under the terms of the provisions on contractholder payments from the Investment Accounts, or from any other funding vehicle. The payment will be effective as of the end of a business day that is between 30 and 90 days after the business day that we receive the contractholder’s written request for such single-sum payment. TIAA will determine all values as of such effective date. As of the effective date of such a contractholder payment from the Traditional Annuity accumulation, no further premiums or internal transfers will be accepted into the Traditional Annuity accumulation.

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The portion of the Rate Schedule specifying the surrender charges applicable to Contractholder Payments is modified by adding the following:

For contractholder payments to be paid under the option for a single-sum payment, a surrender charge of [1.5%] will be deducted from any contractholder payment from the Traditional Annuity accumulation arising from amounts applied to the Traditional Annuity while this rate schedule is in effect.

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